UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*
K12 Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
48273U 102

(CUSIP Number)
Frederic D. Fenton
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 27, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		2,617,727 SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,617,727 SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,617,727 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.36% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(*) Please see Item 5.

Page 2 of 27 Pages

1	NAMES OF REPORTING PERSONS: TCV VII (A), L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		1,359,447 SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,359,447 SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,359,447 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.82% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(*) Please see Item 5.

Page 3 of 27 Pages

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		22,826 SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		22,826 SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,826 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.06% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(*) Please see Item 5.

Page 4 of 27 Pages

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		3,977,174 SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,977,174 SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,977,174 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.18% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(*) Please see Item 5.

Page 5 of 27 Pages

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		4,000,000 SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,000,000 SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.25% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(*) Please see Item 5.

Page 6 of 27 Pages

1	NAMES OF REPORTING PERSONS: JAY C. HOAG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.25% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(*) Please see Item 5.

Page 7 of 27 Pages

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.25% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(*) Please see Item 5.

Page 8 of 27 Pages

1	NAMES OF REPORTING PERSONS: JOHN L. DREW I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.25% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(*) Please see Item 5.

Page 9 of 27 Pages

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.25% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(*) Please see Item 5.

Page 10 of 27 Pages

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.25% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(*) Please see Item 5.

Page 11 of 27 Pages

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.25% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(*) Please see Item 5.

Page 12 of 27 Pages

1	NAMES OF REPORTING PERSONS: CHRISTOPHER P. MARSHALL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.25% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(*) Please see Item 5.

Page 13 of 27 Pages

1	NAMES OF REPORTING PERSONS: TIMOTHY P. McADAM I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.25% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(*) Please see Item 5.

Page 14 of 27 Pages

1	NAMES OF REPORTING PERSONS: JOHN C. ROSENBERG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.25% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(*) Please see Item 5.

Page 15 of 27 Pages

1	NAMES OF REPORTING PERSONS: DAVID L. YUAN I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,000,000 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

4,000,000 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,000,000 SHARES OF COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.25% (*)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(*) Please see Item 5.

Page 16 of 27 Pages

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of K12 Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 2300 Corporate Park Drive, Herndon, Virginia 20171.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV VII, L.P., a Cayman Islands exempted limited partnership (“TCV VII”), (2) TCV VII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VII(A)”), (3) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV VII and TCV VII(A), the “TCV Funds”), (4) Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership (“TCM VII”), (5) Technology Crossover Management VII, Ltd., a Cayman Islands exempted company (“Management VII”), (6) Jay C. Hoag (“Mr. Hoag”), (7) Richard H. Kimball (“Mr. Kimball”), (8) John L. Drew (“Mr. Drew”), (9) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (10) William J.G. Griffith IV (“Mr. Griffith”), (11) Robert W. Trudeau (“Mr. Trudeau”), (12) Christopher P. Marshall (“Mr. Marshall”), (13) Timothy P. McAdam (“Mr. McAdam”), (14) John C. Rosenberg (“Mr. Rosenberg”) and (15) David L. Yuan (“Mr. Yuan”). TCV VII, TCV VII(A), Member Fund, TCM VII, Management VII, Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith, Mr. Trudeau, Mr. Marshall, Mr. McAdam, Mr. Rosenberg and Mr. Yuan are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is Exhibit 1 to this filing.
TCV VII, TCV VII(A), Member Fund, TCM VII and Management VII (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. TCM VII is the direct general partner of TCV VII and TCV VII(A). Management VII is the direct general partner of TCM VII, the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund. The address of the principal business and office of each of the TCV Entities is 528 Ramona Street, Palo Alto, California 94301.
Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith, Mr. Trudeau, Mr. Marshall, Mr. McAdam, Mr. Rosenberg and Mr. Yuan (collectively, the “Class A Directors”) are the Class A Directors of Management VII. The Class A Directors are each United States citizens and the present principal occupation of each is as a venture capital investor. The business address of each of the Class A Directors is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Pursuant to the terms of that certain Securities Purchase Agreement dated April 13, 2011 by and among the TCV Funds, TCMI, Inc. and the Company (the “Securities Purchase Agreement”), on April 27, 2011, the TCV Funds purchased an aggregate of 4,000,000 shares of the Company’s Common Stock at a purchase price of $31.46 per share in the amounts set forth below (collectively, the “Purchased Securities”).

Number of Shares of
Common Stock
Name of Investor	Purchased
TCV VII	2,617,727
TCV VII(A)	1,359,447
Member Fund	22,826
In consideration for the Purchased Securities, the TCV Funds paid the Company an aggregate of $125,840,000. The source of funds for the acquisition of the Purchased Securities by the TCV Funds was from capital contributions from their respective partners.

Page 17 of 27 Pages

ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons acquired the securities referenced in Item 3 for investment purposes. In connection with the purchase of the Purchased Securities by the TCV Funds, Mr. Reynolds was added to the Board of Directors of the Company.
Depending on the factors discussed herein, the Reporting Persons may, subject to the Securities Purchase Agreement and the Rights Agreement (as defined in Item 6 below), from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other future developments.
Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time. Except as set forth herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on April 27, 2011, the Reporting Persons owned directly and/or indirectly the following shares:

		Percentage of
	Total Number of	Outstanding
Name of Investor	Shares	Shares(*)
TCV VII	2,617,727	7.36%
TCV VII(A)	1,359,447	3.82%
Member Fund	22,826	0.06%
TCM VII	3,977,174	11.18%
Management VII	4,000,000	11.25%
Mr. Hoag	4,000,000	11.25%
Mr. Kimball	4,000,000	11.25%
Mr. Drew	4,000,000	11.25%
Mr. Reynolds	4,000,000	11.25%
Mr. Griffith	4,000,000	11.25%
Mr. Trudeau	4,000,000	11.25%
Mr. Marshall	4,000,000	11.25%
Mr. McAdam	4,000,000	11.25%
Mr. Rosenberg	4,000,000	11.25%
Mr. Yuan	4,000,000	11.25%

(*)	All percentages in this table are based on 35,566,217 outstanding shares of Common Stock of the Company, which is the sum of (i) 31,566,217 shares of Common Stock of the Company outstanding as of April 1, 2011 (as reported in Exhibit 10.1 to the Form 8-K filed on April 18, 2011 relating to the purchase of the Company’s Common Stock by the TCV Funds) and (ii) 4,000,000 shares of the Common Stock of the Company issued to the TCV Funds pursuant to the Securities Purchase Agreement on April 27, 2011. Such number of outstanding shares of Common Stock of the Company does not include the 2,750,000 outstanding shares of the Company’s Series A Special Stock (“Special Stock”) currently convertible into the Company’s Common Stock on a 1 for 1 basis.
Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares which it holds directly, and has the sole power to vote or direct the vote of such shares.

Page 18 of 27 Pages

Management VII, as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of the Member Fund, and TCM VII, as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and, with respect to Management VII, certain of the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of Management VII and TCM VII disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.
Under the memorandum and articles of association of Management VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and certain of the shares held by Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the securities owned by Management VII, TCM VII, TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company, but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons have effected any transaction in the Company stock during the past 60 days.
(d). Not applicable.
(e). Not applicable.

Page 19 of 27 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Securities Purchase Agreement
Pursuant to the Securities Purchase Agreement, the TCV Funds purchased the Purchased Securities. This purchase was completed on April 27, 2011. The TCV Funds have agreed that until the date on which the TCV Funds or any of their affiliates own, in the aggregate, less than 5% of the Company’s Common Stock determined on a fully diluted basis, the TCV Funds and certain related entities will not at any time acquire beneficial ownership of more than 24.99% of the outstanding shares of the Company’s Common Stock. During such time, however, the TCV Funds may purchase additional shares of the Company’s Common Stock in market transactions, privately negotiated transactions or otherwise (the “Permitted Purchases”) so long as such Permitted Purchases do not result in the Purchasers or such related entities acquiring beneficial ownership of more than 24.99% of the outstanding shares of Common Stock. In addition, during such period of time, subject to certain exceptions, the TCV Funds have agreed to not publicly propose to enter into any merger or other business combination involving the Company or make or participate in any proxy solicitation for a change in the directors or management of the Company or in connection with a merger or acquisition of the Company.
As provided in the Securities Purchase Agreement, the Company appointed Mr. Reynolds to the Board of Directors of the Company in connection with the consummation of the transactions contemplated by the Securities Purchase Agreement. The TCV Funds have no continuing rights with respect to the election of Mr. Reynolds or any other TCV Fund designated director to the Company’s Board of Directors.
A copy of the Securities Purchase Agreement is Exhibit 2 to this filing and is incorporated by reference herein.
Investor Rights Agreement
Pursuant to the Investor Rights Agreement dated April 27, 2011 (the “Rights Agreement”) by and among the Company and the TCV Funds, the Company agreed to use its best efforts to file a registration statement within an agreed upon period of time to register the TCV Funds’ resale of the Purchased Securities. In addition, the Rights Agreement provides that the TCV Funds have the right to request inclusion of the shares held by the TCV Funds in subsequent offerings initiated by the Company or other equityholders of the Company, in each case subject to underwriter cutbacks. The Company is obligated to pay certain expenses (other than underwriting discounts and commissions) incurred in connection with such registrations. The Company has agreed to indemnify the TCV Funds and related persons against certain liabilities under securities laws in connection with the sale of securities under such registrations.
The Rights Agreement also grants the TCV Funds participation rights in certain future issuances or sales by the Company of Common Stock of the Company or any securities containing options or rights to acquire any shares of Common Stock of the Company or any securities exchangeable for or convertible into Common Stock of the Company. The participation rights terminate upon the first to occur of (i) the TCV Funds and their respective affiliates no longer beneficially own, in the aggregate, at least 50% of the number of Purchased Securities purchased pursuant to the Securities Purchase Agreement and (ii) the TCV Funds and their respective affiliates no longer beneficially own, in the aggregate, at least 3% of the outstanding Common Stock of the Company.
A copy of the Rights Agreement is Exhibit 3 to this filing and is incorporated by reference herein.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement
Exhibit 2 Securities Purchase Agreement dated April 13, 2011 by and among the TCV Funds, TCMI, Inc. and the Company (incorporated by reference from Exhibit 10.1 to the Form 8-K filed on April 18, 2011 relating to the purchase of the Company’s Common Stock by the TCV Funds)
Exhibit 3 Investor Rights Agreement dated April 27, 2011 by and among the TCV Funds and the Company (incorporated by reference from Exhibit 4.1 to the Form 8-K filed on April 29, 2011 relating to the purchase of the Company’s Common Stock by the TCV Funds)
Exhibit 4 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the Class A Common Stock of Green Dot Corporation filed on August 6, 2010)
Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)
Exhibit 6 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010

Page 20 of 27 Pages

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 2, 2011

TCV VII, L.P.

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VII (A), L.P.

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

Page 21 of 27 Pages

JOHN L. DREW

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

WILLIAM J.G. GRIFFITH IV

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

CHRISTOPHER P. MARSHALL

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TIMOTHY P. McADAM

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JOHN C. ROSENBERG

By:	/s/ Frederic D. Fenton

	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

DAVID L. YUAN

/s/ Frederic D. Fenton

Name:	Frederic D. Fenton
Its:	Authorized Signatory

Page 22 of 27 Pages

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement
Exhibit 2 Securities Purchase Agreement dated April 13, 2011 by and among the TCV Funds, TCMI, Inc. and the Company (incorporated by reference from Exhibit 10.1 to the Form 8-K filed on April 18, 2011 relating to the purchase of the Company’s Common Stock by the TCV Funds)
Exhibit 3 Investor Rights Agreement dated April 27, 2011 by and among the TCV Funds and the Company (incorporated by reference from Exhibit 4.1 to the Form 8-K filed on April 29, 2011 relating to the purchase of the Company’s Common Stock by the TCV Funds)
Exhibit 4 Statement Appointing Designated Filer and Authorized Signatories dated August 6, 2010 (incorporated by reference from Exhibit 5 to the Schedule 13D relating to the Class A Common Stock of Green Dot Corporation filed on August 6, 2010)
Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)
Exhibit 6 Statement Appointing Designated Filer and Authorized Signatories dated December 31, 2010

Page 23 of 27 Pages